                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. __)*

                             Kenwood Bancorp, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, par $.01 value
                 ----------------------------------------------
                         (Title of Class of Securities)

                                  491784-10-4
                                  -----------
                                 (CUSIP Number)

                             Sanford E. Lockspeiser
              2324 Madison Rd., Apt. 1609, Cincinnati, Ohio 45208
                                 (513) 321-6544
    ------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 24, 1998
                                 -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 4 Pages
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CUSIP NO. 491784-10-4                 13D                   Page 2 of 4 Pages

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    (1)   Name of Reporting Person.  S.S. or I.R.S.
          Identification No. of Above Person

          Sanford E. Lockspeiser
          ###-##-####

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    (2)   Check the Appropriate Box if a Member of a Group*

                                               (a)      [ ]
                                               (b)      [ ]

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    (3)   SEC Use Only

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    (4)   Source of Funds*
          PF

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    (5)   Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                                         [ ]

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    (6)   Citizenship or Place of Organization

          United States of America

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Number of      (7)   Sole Voting Power                       16,983
Shares Bene-         --------------------------------------------------------
ficially       (8)   Shared Voting Power
Owned by             --------------------------------------------------------
Each Report-   (9)   Sole Dispositive Power                  16,983
ing Person           --------------------------------------------------------
With           (10)  Shared Dispositive Power
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    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
               16,983

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    (12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                 [ ]

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    (13)  Percent of Class Represented by Amount in Row (11)
            5.8%

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    (14)  Type of Reporting Person       IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages

Item 1.   Security and Issuer.
-----------------------------

     This statement relates to the Common Stock, par value $.01 per share (the "Shares") of Kenwood Bancorp, Inc. ("Kenwood"), a Delaware corporation, which has its principal executive offices at 7711 Montgomery Road, Cincinnati, Ohio 45326, telephone (513) 791-2834.

Item 2.   Identify and Background.
---------------------------------

     (a) - (c), (f) This statement is being filed by Sanford E. Lockspeiser ("Lockspeiser") sometimes hereinafter referred to as the "Reporting Person".

     Lockspeiser, a U. S. citizen, is a private investor whose address is 2324 Madison, Rd., Apt. 1609, Cincinnati, Ohio, 45208.

     (d) and (e) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     Lockspeiser in making purchase of 16,983 shares currently held by him used personal funds in the aggregate amount of $165,840.00.

Item 4.   Purpose of Transaction.
--------------------------------

     The Shares have been acquired by the Reporting Person for investment purposes. The Reporting Person intends to continue to evaluate his respective investment in the Shares and Kenwood's business and industry. The Reporting Person intends to make additional purchases of shares in the open market subject to, and the extent of which will depend upon, such evaluation and upon prevailing market and other conditions. In addition, depending on the results of such evaluation and upon prevailing market and other conditions, the
Reporting Person may dispose of all or a portion of the Shares held by such Reporting Person.
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                                                               Page 4 of 4 Pages


Item 5.   Interest in Securities of the Issuer.
----------------------------------------------

     (a) Lockspeiser owns 16,983 shares of Kenwood and 5.8% of the shares outstanding.

     (b) Lockspeiser has the sole power to vote and to dispose of the number of Shares listed in Item 5(a).

     (c) Information with respect to transactions during the last 60 days in Shares by the Reporting Person is as follows. Lockspeiser purchased 3,800 shares on June 24, 1998 for a consideration of $14.00 per share or $53,200.00 from Friedman, Billings, Ramsey & Co. Inc. as principal.

Item 6.   Contracts, Arrangements, Understandings or Relationships
------------------------------------------------------------------
          with Respect to Securities of the Issuer.
          ----------------------------------------

     Lockspeiser has no contracts, arrangements, understandings or relationships with respect to securities of the issuer.

Item 7.   Material to be Filed as Exhibits.
------------------------------------------

          None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  July 1, 1998
                                                  ------------------------------
                                                  (Date)


                                                  /s/ SANFORD E. LOCKSPEISER
                                                  ------------------------------
                                                  (Signature)


                                                  Sanford E. Lockspeiser
                                                  ------------------------------
                                                  (Name/Title)